Lavoro Limited

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401

São Paulo — SP, 04548-005, Brazil

February 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeanne Bennett Terence O'Brien Alan Campbell Tim Buchmiller

Re:	Lavoro Limited Registration Statement on Form F-4 File No. 333-267653

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lavoro Limited, a Cayman Islands exempted company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form F-4 (File No. 333-267653), as amended, to 1:00 p.m. Eastern Time on February 3, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Manuel Garciadiaz of Davis Polk & Wardwell LLP at (212) 450-6095 or manuel.garciadiaz@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Daniel Fisberg

Daniel Fisberg, Director, Lavoro Limited

cc:	Manuel Garciadiaz, Davis Polk & Wardwell LLP